March 29, 2019

Jesse Soslow
Head of Legal and Finance
Blockstack Token LLC
111 Town Square Pl Ste 1203
Jersey City, NJ 07310

       Re: Blockstack Token LLC
           Amendment No. 1 to
           Draft Offering Statement on Form 1-A
           Submitted December 24, 2018
           CIK No. 0001719379

Dear Mr. Soslow:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 1-A filed December 21, 2018

General

1. We note your response to comment 4. Please provide us with a detailed legal analysis as to how your proposed future pricing structure does not constitute an "at the market"
       offering, which is impermissible under Rule 253(d)(3)(ii) of Regulation
A.
2. We note your responses to comments 21 and 31. Please note that we continue to evaluate your responses. We may have further comment.
Cover Page

3. We note that you may increase the purchase price per token included in the general offering immediately following qualification of this offering statement based on
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         indications of interest you solicit. Please disclose how increasing the price per token above $0.15 for tokens in the general offering will impact the number of Stacks Tokens you are qualifying and intend to offer in the App Mining program.
4. We also note your disclosure that Stacks Tokens offered through the App Mining Program will be offered until the earliest of the date on which 80 million tokens have been distributed or the date on which the offering of any additional Stacks Tokens would cause the aggregate offering price in the offering to exceed $50 million. Since you are only offering 80 million Stacks Tokens valued at $0.15 per token through the App Mining program, and the cash offering is limited to $38 million, the circumstances in which this limitation would apply are unclear. Please clarify
5. We note your response to our comment 5. Please revise the cover page to briefly indicate that until released, Stacks Tokens subject to the "time lock" cannot be burned, used or transferred on the Blockstack network. Please highlight that the "time lock" may delay the full release of the Stacks Tokens sold for up to one year and eleven months after purchase.
Unlocking of Stacks Tokens, page 3

6. We note your response to comment 11. Please revise to clarify whether investors in the cash offering have a right to repayment in the event the company does not release tokens from the time lock according to schedule.
App Mining Program, page 3

7. We note that you may at your discretion and for any reason pay the application developer in Bitcoin in lieu of Stacks Tokens. Please explain in detail how investors will be made aware of this change, including when notification will occur. In this respect, we note that there may be a delay in delivery of the tokens for the reasons discussed in this section
         (i.e., the use of hard forks). Please also explain in more detail how the "fair market value"
         of the Stacks Tokens will be determined.
How to Subscribe (cash offering), page 6

8. We note your response to comment 13. Please revise to clarify if you also intend to file an offering circular supplement via Rule 253(g)(2) of Regulation A to disclose a potential replacement source or advise. Please also refer to Note to Paragraph
(a) of Rule 251 of
         Regulation A and the requirement that the fair value of consideration other than cash must be determined by an "accepted standard."
Trading of Stacks Tokens, page 7

9. We note your disclosure throughout regarding secondary trading and your response to comment 33. In addition, we note your discussion on page 127 regarding the "transfer lock" that is applicable to the tokens issued privately, but will not be applicable to the
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         tokens being issued herein. Please tell us how you intend to enable subsequent transfers of the Stacks Tokens being issued in this offering in compliance with the federal securities laws.
Summary of Risk Factors, page 13

10. We note your disclosure that in September 2018, the Board received a third-party valuation of the Stacks Tokens which concluded that the fair market value of the Stacks
         Tokens as of that date was $0.013. In an appropriate section of your offering circular, such as your MD&A section, please discuss the three different price points (i.e., $0.12,
         $0.15 and $0.013) associated with the Stack Tokens, explain which amount you consider to be the current value of the tokens and discuss the rationale behind that conclusion.
Risk Factors
You Stacks Tokens will be issued through a hard fork to the network . . . ., page 20

11. We note your disclosure in this risk factor that you may decide to issue Stacks Tokens in this offering without obtaining consensus. Please clarify how investors will be made aware of this event and if you also intend to allow investors to revoke their subscription if the tokens will be issued in such circumstances.
The Blockstack Network
Development of the Blockstack Network
The Stacks Token and the Stacks Blockchain, page 89

12. We note disclosure on page 2 that additional Stacks Tokens may be introduced through mining activities following their introduction to the Blockstack network. In regard to these tokens, please clarify:

             Whether you mean that new Stacks Tokens will be created in connection with mining activities;
             Who will own or control the Stacks Tokens once they are introduced or created. For example, clarify if the tokens are created and then distributed in connection with mining activities, or if the mining activities actually create the tokens;
             Whether there will be any restrictions on the transfer of the tokens created or introduced through mining activities; and
             Whether you intend to register these tokens and, if not, what exemption from registration you intend to rely upon.
Business
Development of the Business
White Papers, page 101

13. We note that you have filed the white papers as exhibit 15 rather than as exhibit 17.
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         Please tell us why you believe the white papers would not constitute communications contemplated by Rule 255 of Regulation A. Please also note that communications under
         Rule 255 should include the legend required by Rule 255(b).
Executive Compensation, page 115

14. Please revise to update your disclosure in this section for the year ended December 31,
         2018.
Description of the Stacks Tokens Being Offered
The terms of the Stacks Token under its smart contract, page 126

15. Your exhibit list identifies exhibits 3.5 and 6.7 as the smart contract for the Stacks Token, and we note that you have filed material at exhibit 6.7. Please tell us whether there are two separate contracts, or revise to clarify. If necessary, please correct the exhibit number you refer to in this section.
Rights of Holders of Stacks Tokens, page 126

16. We understand that 1/24th of the amount of the tokens purchased will be released from the time lock for every 4,320 blocks that are processed on the blockchain used by your network, which will initially be on Bitcoin. Please clarify whether the blocks required to release Stacks Tokens from the time lock include blocks on the Bitcoin blockchain (of which your transactions represent a very small percentage), or whether you are referring to blocks on Stacks blockchain, which we assume only relate to transactions involving
         Stacks Tokens. Please also discuss whether the lock-up of Stacks Tokens in this offering will have an impact on how readily the required 4,320 blocks may be processed. For example, if holders of Stacks Tokens that are purchased in this offering cannot use them until a sufficient number of transactions involving Stacks Tokens have taken place and are recorded on the Bitcoin or Stacks blockchain, then does the time lock, during which holders may not burn, use or transfer the Stacks Tokens, impede the processing of blocks necessary to release investors' Stacks Tokens?
Plan of Distribution
The Cash Offering, page 137

17. Your disclosure on page 138 states that you reserve the right to extend the date of the closing by an additional 30 days "before returning investor funds and allowing investors to revoke subscriptions." Please clarify:

             Whether you would expect to extend the date of closing by up to 30 days only for the purpose of completing the implementation of the hard fork necessary to settle the token purchases, or whether the extension is at the company's discretion, or is subject to other requirements. In this regard, we note your disclosure on page 138 that there
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             are no conditions the company must meet in order to holder the Cash Offering
             Closing; and
             Whether this means that you plan to terminate the offering and return investor funds if you are unable to implement the hard fork and complete the closing within 90 days after commencement of the offering, or if it means that investors will be able to revoke subscriptions and have their investments returned in this event.

         Please also clarify if you also intend to provide notification of an additional settlement delay via an offering supplement.
18. We note that an investor's subscription is irrevocable and you may reject any investor's subscription "in whole or in part." Please revise to disclose whether a potential investor will have an opportunity to withdraw a subscription following notification that it will only be partially fulfilled.
Transferability of our Stacks Tokens, page 140

19. We note your response to comment 41 and reissue the comment in part. Please revise to disclose here that there are currently no registered exchanges or alternative trading systems to support the trading of Stacks Tokens on the secondary market.

How to Susbcribe, page 141

20. Please expand to discuss in more detail the steps that an investor must take to open a
         "wallet" to receive the tokens. For example, please clarify the type of compatible wallet(s) that an investor may open and the process by which an investor opens one.
2. Restatement of Previously Issued Financial Statements, page F-19

21. We note your response to comment 42, as well the disclosure in the footnote 2 beginning on page F-19, stating that you have restated the 2017 Consolidated Balance Sheet and
         Consolidated Statement of Cash Flows. Please tell us and revise your footnote to provide the details of the adjustments and changes made to each restated line item in your
         financial statements. For example, explain why there was a change to the deferred revenue line item in your statement of cash flows as a result of these adjustments.
Notes to Unaudited Consolidated Financial Statements
3. Intangible Assets
Digital Currencies, page F-47

22. We note your disclosure that QP LP purchased cryptocurrency from AI LP in order to reduce the balance of cryptocurrency held by AI LP. Please tell us how you accounted for the cryptocurrency transaction between QP LP and AI LP in your financial statements
         (e.g., realized gain / loss, carryover basis, other, etc.), along with the journal entries you
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      recorded and a reference to accounting literature supporting the treatment. As part of your response, tell us whether you considered this to be a related party transaction and if QP LP and AI LP are under common control.
        You may contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847
if you have questions regarding comments on the financial statements and related matters.
Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameJesse Soslow
                                                            Division of
Corporation Finance
Comapany NameBlockstack Token LLC
                                                            Office of Financial
Services
March 29, 2019 Page 6
cc:       Robert Rosenblum, Esq.
FirstName LastName